3D advantage

**Diversified Dynamic Directional US
Momentum-based Market Exposure
Monthly Report - June 2026**

About 3D Advantage

The HSBC 3D Advantage Index ("3D Advantage") references the HSBC 3D Edge Index – a next generation, rules-based asset allocation strategy that invests across US Large-Cap Equity Futures and US Treasury Bond Futures with the objective of delivering smooth and steady returns over time.

Annualized Simulated & Historical Performance (1/3/2007 to 6/30/2026)

June 2026	-0.22%
YTD	-1.45%
1Y	-0.62%
3Y	1.49%
5Y	3.10%
10Y	2.91%
Full Period	3.89%
Max Drawdown Full Period	-7.64%
Annualized Volatility	4.23%

Index Information

Bloomberg Ticker	ADV3D
Asset Class	Equities & Bonds
Geographical Focus	United States
Launch Date	February 19, 2026
Type of Return	HSBC Bank Plc
Calculation Agent	MerQube, Inc
Adjustment Factor[1]	0.75% p.a.

3D Advantage Simulated & Historical Returns



— HSBC 3D Advnatage Index   — S&P 500 RC 5% Index

HSBC 3D Edge Index **3.89%** compound annual return

S&P 500 RC 5% Index **3.06%** compound annual return

**Daily updated performance can be found at:
https://indices.gbm.hsbc.com/indices/adv3d**

[1]HSBC 3D Advantage Index values shown here, and as calculated and published by MerQube UK Limited, are net of the 0.75% p.a. Adjustment Factor, or decrement.
Data from 1/03/2007 to 6/30/2026. Past performance is no indication of future performance. The HSBC 3D Advantage Index was launched on February 19,2026 and therefore has limited historical performance. See "Important Disclaimer Information – Use of Simulated Returns" in this document.



ISSUER FREE WRITING PROSPECTUS
Pursuant to Rule 433
Registration Statement No. 333-277211
July 1, 2026

Key Features



Diversified Assets
3D Edge, the Base Index, tracks a weighted basket of two subindex components, net of fees, designed to provide broad based exposure



Dynamic Signals
On a daily basis, signals designed to detect market stress monitor US Large Cap Equity and US 10Yr Treasury market trends.



Directional Exposure
The directional exposure to each index component will default to long but can shift to short on any day if the Dynamic Signals indicate market stress in either asset.



Momentum
3D Advantage references 3D Edge, dynamically adjusting its daily exposure based on momentum investing principles.

Risks Associated with the HSBC 3D Advantage Index (the "ADV3D Index")
- The strategy tracked by the ADV3D Index and the views implicit in the ADV3D Index are not guaranteed to succeed.
- The momentum strategy employed by the ADV3D Index may cause it to underperform the HSIE3EDG Index.
- The HSIE3EDG Index may underperform the Base Index.
- Embedded fees and costs, including embedded fees and costs associated with the HSIE3EDG Index and the Base Index, will reduce the performance of the ADV3D Index.
- The HSIE3EDG Index may not approximate its target volatility.
- Historical volatility may be a poor indicator of future volatility.
- The volatility control mechanism may negatively impact the performance of the HSIE3EDG Index and thereby negatively impact the performance of the ADV3D Index.
- There can be no guarantee that the method by which volatility is determined will be effective; exponentially weighted moving averages place greater emphasis on more recent levels.
- The Momentum Signals employed by the ADV3D Index and the Signals employed by the Underlying Indices may be less accurate or result in less favorable performance that other alternatives.
- The weighting between the Equity Sub-Index and the Treasury Sub-Index may not be suitable for all market conditions or objectives; the weighting may diverge significantly between rebalancings.
- The lower performance of one Sub-Index may offset increases in the other Sub-Index.
- No ownership rights in any bonds or component stocks or any rights in any bond futures contracts or equity index futures contracts.
- Structured product investments linked to the ADV3D Index do not offer direct exposure to the performance of U.S. equities or U.S. Treasury bonds.
- Higher futures prices of the futures contracts underlying the indices tracked by the Underlying Indices relative to the current prices of those contracts may affect the level of the indices and, therefore, the value of the Underlying Indices, Base Index, the HSIE3EDG Index and the ADV3D Index and the value of any structured product investment linked to the ADV3D Index.
- The Underlying Indices are excess return indices, not total return indices.
- Suspension or disruptions of market trading in futures contracts may adversely affect the value of any structured product investment linked to the ADV3D Index.
- HSBC may adjust the ADV3D Index, the HSIE3EDG Index or the Base Index in ways that adversely affect holder's interests in any structured product investment linked to the ADV3D Index.
- Each of the ADV3D Index, HSIE3EDG Index, the Base Index and the Underlying Indices were recently launched and have limited operating history.
- MerQube administers, calculates and publishes the ADV3D Index, the HSIE3EDG Index and the Base Index and sponsors, administers, calculates and publishes the Underlying Indices.

Important Disclaimer Information
This brochure is for informational purposes only and intended to provide a general overview of the ADV3D Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the ADV3D Index is not equivalent to a direct investment in any part of the ADV3D Index. Investments linked to the ADV3D Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This brochure contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this brochure. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this brochure or in options, futures or other derivatives based thereon. This brochure discusses a

number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in its debt obligations or certificates of deposit. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank Plc.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling 212-525-8010.

MerQube
MerQube Inc., MerQube UK Limited and any subsidiaries and affiliates ("MerQube") is the administrator and calculation agent of the ADV3D Index. The financial instruments that are based on the ADV3D Index are not sponsored, endorsed, promoted or sold by MerQube in any way and MerQube makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the ADV3D Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the ADV3D Index. MerQube does not guarantee the accuracy and/or the completeness of the ADV3D Index and shall not have any liability for any errors or omissions with respect thereto. MerQube reserves the right to change the methods of calculation or publication and MerQube shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the ADV3D Index. MerQube shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the ADV3D Index.

Use of Simulated Returns
The ADV3D Index was launched on February 19, 2026 and each of the HSIE3EDG Index, the Base Index and each Underlying Index was launched on November 8, 2024 and therefore each has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the ADV3D Index, which may make it difficult for you to evaluate the historical performance of the ADV3D Index and make an informed investment decision than would be the case if the ADV3D Index, the HSIE3EDG Index, the Base Index and each Underlying Index had a longer trading history.

Hypothetical back-tested performance prior to the respective launch of the ADV3D Index, HSIE3EDG Index, the Base Index and each Underlying Index provided in this brochure refers to simulated performance data created by applying each of the ADV3D Index, HSIE3EDG Index, the Base Index and each Underlying Index's calculation methodologies to historical prices of the underlying constituents. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the ADV3D Index prior to February 19, 2026 cannot fully reflect the actual results that would have occurred had the ADV3D Index actually been calculated during that period, and should not be relied upon as an indication of the ADV3D Index's future performance. Because of the lack of actual historical performance data, your investment in any structured investment linked to the ADV3D Index may involve a greater risk than investing in a security or other instrument linked to one or more indices with an established record of performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

© 2026 HSBC USA Inc. All rights reserved.